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EXHIBIT 12

                  ADVANTA CORP. AND SUBSIDIARIES
        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                THREE MONTHS ENDED                    NINE MONTHS ENDED
($ IN THOUSANDS)                                                   SEPTEMBER 30,                        SEPTEMBER 30,
                                                            ---------------------------          ---------------------------
                                                              2002               2001              2002                2001
                                                            -------             -------          -------            --------
Income (loss) from continuing operations                    $ 6,316             $ 2,270          $17,674            $(38,259)
Income tax expense (benefit)                                  3,954                   0           11,064             (16,880)
                                                            -------             -------          -------            --------
Earnings (loss) before income taxes (A)                      10,270               2,270           28,738             (55,139)
Fixed charges:
  Interest                                                   11,052              16,919           36,531              67,314
  One-third of all rentals                                      466                 494            1,389               1,299
  Preferred stock dividend of subsidiary
   trust                                                      2,248               2,248            6,743               6,743
                                                            -------             -------          -------            --------
  Total fixed charges                                        13,766              19,661           44,663              75,356
                                                            -------             -------          -------            --------
Earnings (loss) before income taxes and
  fixed charges                                             $24,036             $21,931          $73,401            $ 20,217
Ratio of earnings to fixed charges (B)                         1.75 x              1.12 x           1.64 x               N/M (C)
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(A)   Earnings (loss) before income taxes in the nine months ended September 30,
      2001 include $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the nine months ended September 30, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $55,139 for the nine months ended September 30, 2001.